Filed Pursuant to Rule 425

Filing Person: SL Green Realty Corp.

Subject Company: Reckson Associates Realty Corp.

Commission File Number: 1-13762

August 3, 2006 Presentation to Investors SL Green’s Acquisition of Reckson Associates

This presentation contains forward-looking information based upon the Company's current best judgment and expectations. Actual results could vary from those presented herein. The risks and uncertainties associated with forward-looking information in this presentation include the strength of the commercial office real estate markets in New York, competitive market conditions, unanticipated administrative costs, timing of leasing income, general and local economic conditions, interest rates, capital market conditions, tenant bankruptcies and defaults, the availability and cost of comprehensive insurance, including coverage for terrorist acts, and other factors, which are beyond the Company's control. We undertake no obligation to publicly update or revise any of the forward-looking information. In addition, there are general risks and uncertainties associated with possible delays in the expected timing of the occurrence of events discussed in this presentation, as well as the general risks and uncertainties inherent in those events actually occurring. For further information, please refer to the Company's filings with the Securities and Exchange Commission. To be added to the Company's distribution list, or to obtain the latest news releases and other information, please visit our website at www.slgreen.com or contact Investor Relations at 212-216-1601. Questions? Contact: Gregory F. Hughes Heidi Gillette Chief Financial Officer Director, Investor Relations 212-216-1678 212-216-1664 Gregory.Hughes@slgreen.com Heidi.Gillette@slgreen.com Safe Harbor

Transaction Overview 11.63 SL Green common shares (1) Consideration (per share and unit) $ 31.68 Cash $20 + million Estimated 2007 G&A synergies $0.20 - $0.40 Estimated 2007 FFO per share accretion (2) billion $ 6.0 Transaction value billion 2.2 Debt plus transaction costs billion $ 3.8 Equity value million 86.851 Fully diluted shares and units $ 43.31 Price per share and unit ____________________ (1) Based on $112.00 closing price per share of SLG on August 2, 2006 and based on an exchange ratio of 0.10387. (2) Accretion to SL Green management FFO estimates. (3) Based on management projections and does not include transaction costs. 100.0% 13.8% 24.9% 61.3% Percentage of Sq. Ft. 5.6% 5.5% 6.7% 5.3% 2007 GAAP Cap Rate (3) 9,161,505 1,263,768 2,282,130 5,615,607 Sq. Ft. Total / Weighted Average Connecticut Westchester New York City Acquired by SLG and Retained

Transaction Structure [Table is a picture] Step 1: SLG acquires Reckson NYC Office Assets Long Island Office Assets Long Island Land Westchester Office (ex Eastridge) Assets Eastridge Office Assets Stamford Office Assets New Jersey Office Assets New Jersey Development and Land RSVP 25% interest in Australian LPT and Responsible Entity Structured Finance Notes SL Green Reckson 100% of Reckson Merger Consideration Assets Retained by SLG Assets Sold to Investor Group + NYC Office Assets Westchester Office (ex Eastridge and 711 Westchester) Assets Stamford Office Assets Structured Finance Notes (ex 50% of Glen Cove and 100% of Tilles notes) 50% of RSVP Long Island Office Assets Eastridge Office Assets 711 Westchester Ave. New Jersey Office assets Long Island Land New Jersey Development and Land 25% Interest in Australian LPT and Responsible Entity 50% of RSVP Structured Finance Notes 100% of Tilles notes and 50% of Glen Cove notes $6.0 billion $3.9 billion $2.1 billion = + Step 2: SLG sells certain Reckson assets to a partnership of Marathon Asset Management and Reckson Senior Management (the “Investor Group”)

1,500 Corporate Term Debt (1) Sources ($ in millions) $ 2,100 Proceeds from sale to the Investor Group $ 6,040 Total Sources 1,010 Equity 288 Assumed Convertible Debt 331 Assumed Mortgage Debt (Pro rata) 298 New Mortgage Debt 513 Line of Credit and Cash on Hand Transaction Financing ____________________ May be replaced by proceeds from SLG asset sales and/or assumption of Reckson’s unsecured notes. Balance sheet data as of June 30, 2006 for SLG (pro forma for 2.5mm share issuance). Pro forma for the acquisition, but not pro forma proceeds from SLG asset sales. $ 12,186 $ 8,286 Enterprise Value 44.5% 30.6% Net Debt to Enterprise Value 6,502 5,492 Equity Market Cap 258 $ 2,536 SLG Standalone (2) 258 Preferred Stock $ 5,426 Net Debt (Pro rata) Pro forma Acquisition (3) ($ in millions)

Strategic Rationale This transaction reinforces SLG’s position as the premier landlord in NYC Properties totaling 24.3 million square feet $1.01 billion of combined NYC revenues (1) 1,228 tenants Reckson acquisition will provide substantial accretion Synergies in excess of $20 million Projected accretion in 2007: $0.20 - $0.40 per share Initial Pro forma FFO guidance for 2007: $5.25 per share There is significant upside to the retained Reckson portfolio from below-market rents and SLG operating initiatives CBD office portfolio in-place rents are an estimated 25% below market rates 1185 Avenue of the Americas and 1350 Avenue of the Americas have substantial near term lease rollover Transaction offers unique opportunity to acquire high quality assets in irreplaceable locations at a discount to replacement cost Provides SLG with the opportunity to realize gains from the immediate disposition of non-core Reckson assets, while retaining selective suburban exposure to offer tenants an alternative to Manhattan escalating rents Enables SLG to continue the selective disposition of its own non-core assets which can be deployed into Reckson assets on a tax-efficient basis (1) Annualized 1Q06 rent as reported in companies’ financial supplementals.

Pro Forma Combined Portfolios 27,841,405 1,263,768 2,282,130 24,295,507 Sq. Ft. 100.0% Total 4.5% Connecticut 8.2% Westchester 87.3% New York City Percentage ____________________ Source: SL Green 3/31/06 Supplemental and management projections / measurements. Future results are not guaranteed. Pro Forma Pro Rata 2007E NOIPro Forma Total Square Footage 100.0% Total 3.3% Connecticut 7.1% Westchester 89.6% New York City Percentage New York87.3%Connecticut4.5%Westchester8.2%Connecticut3.3%Westchester7.1%New York89.6%

Existing SLG Owned Properties New Reckson Properties With the Reckson acquisition, SL Green has further enhanced its position as the largest office landlord in New York City and incrementally improved the overall quality of its portfolio Reckson Manhattan Portfolio [Table is a picture] 919 3rd Ave. 1185 Ave. of the Americas 1350 Ave. of the Americas 810 7th Ave. 120 W 45th St. 4,213,998 Total 443,956 120 West 45th St. 561,582 1350 Avenue of the Americas 692,024 810 Seventh Avenue 1,062,069 1185 Avenue of the Americas 1,454,367 919 Third Avenue (1) Square Feet Address ____________________ (1) 51% joint venture interest.

919 Third Avenue Class A; Built in 1970 100% Occupied 1,454,000 Square Feet 47 Floors Expansive Floor Plates Low-rise: 44,000 SF High-rise: 30,000 SF 22 passenger elevators / 3 freight elevators Major tenants: Debevoise & Plimpton, BNP Paribas and Schulte Roth & Zabel, Draft Worldwide 51% joint venture with NYSTERS $225$554$5,589$1,244$75$13,101$78$369$7,390$1,547$998$26,080$0$5,000$10,000$15,000$20,000$25,000$30,00020052005 YTD2006 YTD20052005 YTD2006 YTD20052005 YTD2006 YTD2005 2005 YTD2006 YTD$225$554$5,589$1,244$75$13,101$78$369$7,390$1,547$998$26,080$0$5,000$10,000$15,000$20,000$25,000$30,00020052005 YTD2006 YTD20052005 YTD2006 YTD20052005 YTD2006 YTDEquity & Equity-LinkedIPOsAdd-OnsConverts2005 2005 YTD2006 YTD

1185 Avenue of the Americas



- Class A; Built in 1969
- 98.6% Occupied
- 1,062,000 Square Feet
- Leasehold interest
- 42 Floors
- Typical Floors: 26,500 SF
- Convenient access to multiple transportation from the Rockefeller Center concourse
- 18 passenger elevators, 2 freight elevators, and 1 loading dock
- Major tenants: WestPoint Stevens, King & Spalding, Amerada Hess, American Express, Fleet Bank, Addison Wesley, Longman/Pearson and Westdeutsche Landesbank

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810 Seventh Avenue Class A; Built in 1970 100% Occupied 692,000 Square Feet 41 Floors Typical Floors Low-rise: 20,500 SF High-rise: 15,500 SF Situated in the midst of Times Square, Corporate Row and Central Park 12 passenger / 1 freight elevator Major tenants: Fox Television, EMI Entertainment, Hearst Communications, Oppenheimer & Co., USA Networks, Metromedia Company, AT&T Wireless, IAC.InterActiveCorp $225$554$5,589$1,244$75$13,101$78$369$7,390$1,547$998$26,080$0$5,000$10,000$15,000$20,000$25,000$30,00020052005 YTD2006 YTD20052005 YTD2006 YTD20052005 YTD2006 YTD2005 2005 YTD2006 YTD$225$554$5,589$1,244$75$13,101$78$369$7,390$1,547$998$26,080$0$5,000$10,000$15,000$20,000$25,000$30,00020052005 YTD2006 YTD20052005 YTD2006 YTD20052005 YTD2006 YTDEquity & Equity-LinkedIPOsAdd-OnsConverts2005 2005 YTD2006 YTD

1350 Avenue of the Americas Class A; Built in 1966 98.8% occupied 562,000 square feet 35 Floors Attractive floor plates Low-rise: 24,000 SF Mid-rise: 19,000 SF High-rise: 12,500 SF 11 passenger elevators / 1 freight elevator Major Tenants: Metro Goldwyn Mayer, Harper Collins, Burberry, Remy Martin Amerique$225$554$5,589$1,244$75$13,101$78$369$7,390$1,547$998$26,080$0$5,000$10,000$15,000$20,000$25,000$30,00020052005 YTD2006 YTD20052005 YTD2006 YTD20052005 YTD2006 YTD2005 2005 YTD2006 YTD$225$554$5,589$1,244$75$13,101$78$369$7,390$1,547$998$26,080$0$5,000$10,000$15,000$20,000$25,000$30,00020052005 YTD2006 YTD20052005 YTD2006 YTD20052005 YTD2006 YTDEquity & Equity-LinkedIPOsAdd-OnsConverts2005 2005 YTD2006 YTD

120 West 45th Street Class A; Built in 1989 100% Occupied 444,000 Square Feet 40 Floors Typical Floors: 10,000 - 13,000 SF Virtually column free floors Close proximity to Grand Central Terminal and Port Authority 8 passenger elevators / 1 freight elevator Major tenants: D.E. Shaw, NEC, Heller Ehrman $225$554$5,589$1,244$75$13,101$78$369$7,390$1,547$998$26,080$0$5,000$10,000$15,000$20,000$25,000$30,00020052005 YTD2006 YTD20052005 YTD2006 YTD20052005 YTD2006 YTD2005 2005 YTD2006 YTD$225$554$5,589$1,244$75$13,101$78$369$7,390$1,547$998$26,080$0$5,000$10,000$15,000$20,000$25,000$30,00020052005 YTD2006 YTD20052005 YTD2006 YTD20052005 YTD2006 YTDEquity & Equity-LinkedIPOsAdd-OnsConverts2005 2005 YTD2006 YTD

Westchester Assets Acquired by SL Green



360 Hamilton Avenue

Address	City	Square Feet
360 Hamilton Avenue	White Plains (CBD)	384,000
200 Summit Lake Drive	White Plains	240,834
100 Summit Lake Drive	White Plains	210,000
500 Summit Lake Drive	White Plains	208,660
120 White Plains Road	Tarrytown	204,500
520 White Plains Road	Tarrytown	180,000
115-117 Stevens Avenue	White Plains	178,000
140 Grand Street	White Plains (CBD)	130,136
1 International Drive	Rye Brook	90,000
2 International Drive	Rye Brook	90,000
3 International Drive	Rye Brook	90,000
4 International Drive	Rye Brook	90,000
5 International Drive	Rye Brook	90,000
6 International Drive	Rye Brook	90,000
100 White Plains Road	Tarrytown	6,000
Total		**2,282,130**
Pro Rata Share		**2,178,985**

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Connecticut Assets Acquired by SL Green



1055 Washington Blvd

Address	City	Square Feet
1 Landmark Square	Stamford	280,636
750 Washington Blvd	Stamford	186,148
1055 Washington Blvd	Stamford	178,000 (1)
6 Landmark Square	Stamford	163,263
680 Washington Blvd	Stamford	132,759
3 Landmark Square	Stamford	129,245
4 Landmark Square	Stamford	100,028
5 Landmark Square	Stamford	58,000
2 Landmark Square	Stamford	35,689
Total		**1,263,768**
Pro Rata Share		**1,107,504**

(1) Subject to a ground lease.

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Other Assets Land Parcels 3 Westchester, NY parcels 2 Stamford, CT parcelsStructured Finance Notes 72 Madison Avenue 50% of Glen Cove 100 Wall Street 50% Interest in RSVP Catskills, NY hotels and development sites Illinois toll road retail concessions 1166 Avenue of the Americas Mezzanine loan Participating loan 5.2% equity interest

Reckson Organizational Structure Long Island Westchester Connecticut New York New Jersey Central Services Investor Group SL Green Investor Group50%SLG50%

Acquisition Timeline Announce acquisition……………………….August 3rd File S-4 with SEC…………………………...Early-September Shareholder Vote……………………………December 2006 Close acquisition…………………………….January 2007

August 3, 2006 Presentation to Investors SL Green’s Acquisition of Reckson Associates